UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2025

Commission File Number: 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave. Ste 550 Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

On November 28, 2025, Core AI Holdings, Inc., a British Columbia, Canada corporation (the “Company”), issued a press release announcing that it will host an investor conference call at 4 p.m. Eastern Time on Thursday, December 4, 2025. During the call, management will review operational progress and outline strategic developments and priorities aimed at driving sustainable long-term growth.

The information contained in and the documents furnished with this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that section.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K and the exhibit furnished herewith contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in the press release when it discusses its goal of achieving $300 million in full year annual revenue based on successful execution of its growth strategy, continued growth being fueled by AI-powered content development, and the ability for the Company to grow through joint venture partnerships and mergers and acquisitions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because these forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the Company’s current expectations, they are subject to various risks and uncertainties and changes in circumstances that are difficult to predict and may be outside of the Company’s control, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 21, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 28, 2025.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 3, 2025	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer

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